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Ex (a)(1)(xiii)

October 30, 2009

Dear Fellow OpenTV Shareholder,

ACT NOW BEFORE THE NOVEMBER 6, 2009 TENDER OFFER EXPIRATION

        As you are likely aware, on October 5, 2009, the Kudelski Group commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. not owned by Kudelski or its subsidiaries for US$1.55 per share in cash. We believe our offer, which is scheduled to expire at 5:00pm New York City time on Friday, November 6, 2009 unless extended, provides all shareholders immediate and certain liquidity at a superior value compared to OpenTV's future as a standalone public company.

OPENTV HAS SIGNIFICANT REVENUES AND PROFITABILITY AT RISK
AS A STANDALONE COMPANY

        OpenTV's ability to create shareholder value as a standalone public company is at serious risk due to the rapidly changing competitive landscape and our belief is that a material portion of OpenTV's revenues within the current top 20 customer base are declining, and will continue to do so year-over-year.

MATERIAL INVESTMENTS NEEDED TO ENSURE OPENTV VIABILITY

        Were OpenTV to remain independent, we would advocate through our majority position on OpenTV's board of directors for a three-year expenditure of US$100 million to US$150 million on developing new technology and solutions through R&D, acquisitions and other strategic initiatives to ensure OpenTV a legitimate opportunity for viability as a standalone entity.

THE LARGEST MINORITY SHAREHOLDER HAS SIGNIFICANTLY REDUCED ITS
VALUATION EXPECTATION

        Discovery Group (which until recently was OpenTV's largest shareholder after Kudelski) had previously publicly stated that they believed OpenTV's fair value was US$2.00 to US$2.50, then several weeks ago Discovery unilaterally offered to sell its stake to Kudelski at 30% below that estimate for US$1.77. More recently, Discovery sold a significant portion of its position in OpenTV for US$1.54 per share.

You will find all the offer details at www.opentvvalue.com

Sincerely,

The Kudelski Group

IMPORTANT INFORMATION

This letter does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. You can obtain copies of all materials filed by us with the SEC free of charge at the SEC's website, www.sec.gov, or by calling the Information Agent.

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  Ex (a)(1)(xiii)